Exhibit 99.2

CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2018	June 30 2019

Assets
Current assets:
Cash and cash equivalents		$422.0	$436.5
Accounts receivable	5	1,206.6	1,023.6
Inventories	6	1,089.9	1,085.9
Income taxes receivable		5.0	6.8
Assets classified as held for sale	7	27.4	12.9
Other current assets		72.6	63.8
Total current assets		2,823.5	2,629.5

Property, plant and equipment		365.3	358.0
Right-of-use assets	2	—	116.2
Goodwill	4	198.4	202.6
Intangible assets	4	283.6	266.3
Deferred income taxes		36.7	33.4
Other non-current assets	8	30.2	27.7
Total assets		$3,737.7	$3,633.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	9	$107.7	$89.9
Accounts payable		1,126.7	937.9
Accrued and other current liabilities	6	320.4	345.7
Income taxes payable		42.3	44.5
Current portion of provisions		23.2	21.1
Total current liabilities		1,620.3	1,439.1

Long-term portion of borrowings under credit facility and lease obligations	9	650.2	679.5
Pension and non-pension post-employment benefit obligations	8	88.8	92.7
Provisions and other non-current liabilities		20.6	28.6
Deferred income taxes		25.5	21.8
Total liabilities		2,405.4	2,261.7

Equity:
Capital stock	10	1,954.1	1,827.0
Treasury stock	10	(20.2)	(6.5)
Contributed surplus		906.6	973.5
Deficit		(1,481.7)	(1,397.5)
Accumulated other comprehensive loss		(26.5)	(24.5)
Total equity		1,332.3	1,372.0
Total liabilities and equity		$3,737.7	$3,633.7

Commitments and Contingencies (note 14), Transitional adjustment related to adoption of IFRS 16 (note 2).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2018	2019	2018	2019

Revenue	3	$1,695.2	$1,445.6	$3,194.9	$2,878.7
Cost of sales	6	1,590.4	1,347.8	2,996.6	2,693.5
Gross profit		104.8	97.8	198.3	185.2
Selling, general and administrative expenses (SG&A)		52.7	60.7	105.0	116.8
Research and development		6.8	7.2	12.8	13.8
Amortization of intangible assets		3.7	7.8	5.7	15.6
Other charges (recoveries)	11	15.8	10.5	26.3	(81.0)
Earnings from operations		25.8	11.6	48.5	120.0
Finance costs		4.9	12.6	8.2	26.2
Earnings (loss) before income taxes		20.9	(1.0)	40.3	93.8
Income tax expense (recovery)	12
Current		5.6	3.9	19.4	9.6
Deferred		(0.8)	1.2	(9.3)	—
		4.8	5.1	10.1	9.6
Net earnings (loss) for the period		$16.1	$(6.1)	$30.2	$84.2

Basic earnings (loss) per share		$0.12	$(0.05)	$0.21	$0.63
Diluted earnings (loss) per share		$0.11	$(0.05)	$0.21	$0.63

Shares used in computing per share amounts (in millions):
Basic		139.6	131.1	140.9	133.4
Diluted		140.7	131.1	142.1	134.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2018	2019	2018	2019

Net earnings (loss) for the period		$16.1	$(6.1)	$30.2	$84.2
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans	8	(63.3)	—	(63.3)	—
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations		(1.1)	0.3	0.2	0.1
Changes from currency forward derivatives designated as hedges	13	(16.3)	5.2	(17.8)	10.8
Changes from interest rate swap derivatives designated as hedges	13	—	(5.4)	—	(8.9)
Total comprehensive income (loss) for the period		$(64.6)	$(6.0)	$(50.7)	$86.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 10)	Treasury stock (note 10)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2018		$2,048.3	$(8.7)	$863.0	$(1,525.7)	$(6.7)	$1,370.2
Capital transactions	10
Issuance of capital stock		12.7	—	(12.3)	—	—	0.4
Repurchase of capital stock for cancellation		(57.1)	—	18.8	—	—	(38.3)
Purchase of treasury stock for stock-based plans		—	(9.6)	—	—	—	(9.6)
Stock-based compensation and other		—	6.4	12.0	—	—	18.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	30.2	—	30.2
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	8	—	—	—	(63.3)	—	(63.3)
Currency translation differences for foreign operations		—	—	—	—	0.2	0.2
Changes from currency forward derivatives designated as hedges		—	—	—	—	(17.8)	(17.8)
Balance -- June 30, 2018		$2,003.9	$(11.9)	$881.5	$(1,558.8)	$(24.3)	$1,290.4

Balance -- January 1, 2019		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	10
Issuance of capital stock		5.3	—	(5.3)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Stock-based compensation and other		—	13.7	7.1	—	—	20.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	84.2	—	84.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	0.1	0.1
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(8.9)	(8.9)
Balance -- June 30, 2019		$1,827.0	$(6.5)	$973.5	$(1,397.5)	$(24.5)	$1,372.0

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2018	2019	2018	2019

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$16.1	$(6.1)	$30.2	$84.2
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		21.6	34.2	42.9	68.7
Equity-settled stock-based compensation	10	7.2	8.2	17.6	20.0
Other charges (recoveries)		1.1	3.1	1.4	(98.2)
Finance costs		4.9	12.6	8.2	26.2
Income tax expense		4.8	5.1	10.1	9.6
Other		(4.4)	1.2	(7.4)	11.1
Changes in non-cash working capital items:
Accounts receivable		(104.8)	12.3	(86.4)	182.8
Inventories		(65.3)	(7.7)	(170.1)	4.0
Other current assets		(6.2)	20.6	(9.6)	15.3
Accounts payable, accrued and other current liabilities and provisions		121.4	11.6	166.6	(152.8)
Non-cash working capital changes		(54.9)	36.8	(99.5)	49.3
Net income tax paid		(11.3)	(4.8)	(23.8)	(9.3)
Net cash provided by (used in) operating activities		(14.9)	90.3	(20.3)	161.6

Investing activities:
Acquisitions, net of cash acquired	4	(141.7)	1.4	(141.7)	1.4
Purchase of computer software and property, plant and equipment(a)		(25.1)	(23.2)	(42.3)	(42.9)
Proceeds related to the sale of assets	11	—	—	3.5	113.0
Net cash provided by (used in) investing activities		(166.8)	(21.8)	(180.5)	71.5

Financing activities:
Borrowings under prior credit facility	9	163.0	—	163.0	—
Repayments under prior credit facility	9	(344.3)	—	(350.5)	—
Borrowings under current credit facility	9	350.0	—	350.0	48.0
Repayments under current credit facility	9	—	(45.5)	—	(157.0)
Payment of lease obligations		(0.8)	(9.5)	(12.6)	(18.8)
Issuance of capital stock		0.2	—	0.4	—
Repurchase of capital stock for cancellation	10	(3.2)	(22.8)	(38.3)	(67.3)
Purchase of treasury stock for stock-based plans	10	(5.3)	—	(9.6)	—
Finance costs paid (b)	9	(12.2)	(12.0)	(15.4)	(23.5)
Net cash provided by (used in) financing activities		147.4	(89.8)	87.0	(218.6)

Net increase (decrease) in cash and cash equivalents		(34.3)	(21.3)	(113.8)	14.5
Cash and cash equivalents, beginning of period		435.7	457.8	515.2	422.0
Cash and cash equivalents, end of period		$401.4	$436.5	$401.4	$436.5
(a) No additional equipment was acquired through finance leases in the second quarter of 2019, and $1.7 was acquired during the first half of 2019 (second quarter and first half of 2018 — $5.0).
(b) Includes debt issuance costs paid of $0.9 and $1.8, respectively, in the second quarter and first half of 2019 (second quarter and first half of 2018 —$7.4).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2019 (Q2 2019 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q2 2019 Interim Financial Statements should be read in conjunction with our 2018 annual audited consolidated financial statements (2018 AFS) and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2019 and our financial performance, comprehensive income (loss) and cash flows for the three and six months ended June 30, 2019 (referred to herein as Q2 2019 and 1H 2019, respectively). The Q2 2019 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2019 Interim Financial Statements were authorized for issuance by our board of directors on July 24, 2019.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities, and the discount rates applied to our right-of-use (ROU) assets and related lease obligations under IFRS 16. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. There have been no significant changes to our assumptions or the judgments affecting the application of our estimates and assumptions during Q2 2019 or 1H 2019 from those described in the notes to our 2018 AFS. However, see “Accounting policies” below for a discussion of recently adopted accounting standards.
Accounting policies:
The Q2 2019 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 of our 2018 AFS, except for the recently adopted accounting standard discussed below. As a result, the following should be read as a modification to notes 2(j) and (x) to our 2018 AFS.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently adopted accounting standard:
IFRS 16, Leases:
(a) Initial adoption and application:

We adopted IFRS 16, which brings most leases on-balance sheet for lessees under a single model, effective January 1, 2019. In connection therewith, as of such date, we recognize right-of-use (ROU) assets and related lease obligations as of the applicable lease commencement dates. ROU assets represent our right to use such leased assets, and our lease obligations represent our related lease payment obligations. In adopting this standard, we applied the modified retrospective approach, permitting us to recognize the cumulative effect of such adoption as an adjustment to our opening balance sheet as of January 1, 2019, without restatement of prior period comparative information. In computing such adjustment, we elected to apply the practical expedients available under IFRS 16, and accordingly did not recognize ROU assets and related lease obligations for low-value leases, or for leases with terms of 12 months or less. We continue to expense the costs of these low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term. In addition, as IFRS 16 did not require us to reassess whether a contract is, or contains, a lease as of the date of initial application, we maintained the lease determinations used under previous accounting rules. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 and related lease obligations of $112.0, and reduced our accrued liabilities by $0.5 on our consolidated balance sheet as of January 1, 2019. There was no net impact on our deficit as of January 1, 2019. When measuring our lease obligations, we discounted our lease payments using a weighted-average rate of 4.7% as of January 1, 2019 (representing our incremental borrowing rate as of such date). The amortization of the ROU assets is recognized as a depreciation charge, and the interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. There were no changes to our existing finance leases required by the adoption of IFRS 16, which we continue to capitalize at their commencement (included in property, plant and equipment on our consolidated balance sheet), and include the corresponding liability, net of finance costs, on our consolidated balance sheet (see note 9).

The following table sets forth the adjustments to our operating lease commitments at December 31, 2018, as disclosed in our 2018 AFS, used to derive the lease obligations recognized on our initial application of IFRS 16 at January 1, 2019:

Operating lease commitments at December 31, 2018	$107.4
Discounted using our incremental borrowing rate at January 1, 2019	(13.2)
Recognition exemption for short-term and low-value leases	(1.9)
Extension options reasonably certain to be exercised	19.7
Lease obligations recognized at January 1, 2019 under IFRS 16	112.0
Lease obligations previously classified as finance leases under IAS 17	10.4
Total lease obligations at January 1, 2019	$122.4

(b) Lease assessment:
We are the lessee of property, plant and equipment, primarily buildings and machinery. At the inception of a contract, we assess whether the arrangement is, or contains, a lease in accordance with IFRS 16. If we determine that it does, we recognize an ROU asset and a related lease obligation on the applicable lease commencement date. An ROU asset is initially measured based on the initial amount of the related lease obligation, subject to certain adjustments, if any, and then subsequently measured at such cost less accumulated depreciation and any accumulated impairment. Depreciation expense on an ROU asset is recorded using the straight-line method over the lease term in cost of sales or SG&A in our consolidated statement of operations, primarily based on the nature and use of the asset. The lease obligation is initially measured at the present value of the unpaid lease payments on the commencement date, discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, we use our incremental borrowing rate (taking country-specific risks into consideration), based on information available on the lease

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

commencement date. We generally use our incremental borrowing rate as the discount rate. The interest expense on the lease obligations is recognized as finance costs in our consolidated statement of operations. The lease obligation is remeasured when there are adjustments to future lease payments arising from a change in applicable indices or rates, changes in the estimated amount expected to be payable under a residual value guarantee, or if we change our assessment of whether we will exercise an applicable purchase, extension or termination option. Upon any such remeasurement, a corresponding adjustment is made to the carrying amount of the related ROU asset, or is recorded in our consolidated statement of operations if the carrying amount of such ROU asset has been impaired.
(c) ROU assets and liabilities:

At June 30, 2019, our ROU assets were $116.2 and our related lease obligations were $120.5. During Q2 2019, we recognized lease depreciation charges of $8.2 (1H 2019 — $16.1) and interest expense on our lease obligations of $1.6 (1H 2019 — $3.1) in our consolidated statement of operations. We also made lease payments during Q2 2019 of $8.9 (1H 2019 — $17.2) related to lease obligations under IFRS 16.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2018 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined. There has been no change in either the determination of our segments, or how segment performance is measured, from that described in our 2018 AFS.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2018		2019		2018		2019
		% of total		% of total		% of total		% of total
ATS	$553.2	33%	$562.7	39%	$1,086.0	34%	$1,140.9	40%
CCS	1,142.0	67%	882.9	61%	2,108.9	66%	1,737.8	60%
Communications end market revenue as a % of total revenue		42%		39%		41%		39%
Enterprise end market revenue as a % of total revenue		25%		22%		25%		21%
Total	$1,695.2		$1,445.6		$3,194.9		$2,878.7

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings (loss) before income taxes:		Three months ended June 30				Six months ended June 30
	Note	2018		2019		2018		2019
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$28.2	5.1%	$15.8	2.8%	$56.1	5.2%	$30.9	2.7%
CCS segment income and margin		24.9	2.2%	20.9	2.4%	41.7	2.0%	40.9	2.4%
Total segment income		53.1		36.7		97.8		71.8
Reconciling items:
Finance costs		4.9		12.6		8.2		26.2
Employee stock-based compensation expense		7.2		8.2		17.6		20.0
Amortization of intangible assets (excluding computer software)		2.7		6.4		3.8		12.8
Net restructuring, impairment and other charges (recoveries)	11	15.8		10.5		26.3		(81.0)
Inventory fair value adjustment	4	1.6		—		1.6		—
IFRS earnings (loss) before income taxes		$20.9		$(1.0)		$40.3		$93.8

Customers:

For Q2 2019 and 1H 2019, we had two customers, one from each of our segments, that individually represented more than 10% of total revenue. For the second quarter of 2018 (Q2 2018) and the first half of 2018 (1H 2018), we had one customer from our CCS segment, that individually represented more than 10% of total revenue.

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter of each year. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue. The addition of new customers may also introduce different demand cycles than our existing businesses, creating more volatility and unpredictability in our revenue patterns as we adjust to this shift. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In April 2018, we completed the acquisition of U.S.-based Atrenne Integrated Solutions, Inc. (Atrenne), a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The final purchase price for Atrenne was $140.3, net of cash acquired. The original purchase was reduced by $1.4 in connection with a working capital adjustment finalized in the first quarter of 2019 (Q1 2019). The purchase price was financed with borrowings under our prior credit facility. The goodwill from the acquisition (attributable to our ATS segment) arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations, and is not tax deductible.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Details of our final purchase price allocation for the Atrenne acquisition are as follows:

Atrenne

Current assets, net of $1.1 of cash acquired	$31.5
Property, plant and equipment	7.8
Customer intangible assets and computer software assets	51.0
Goodwill	62.6
Current liabilities	(8.5)
Deferred income taxes and other long-term liabilities	(4.1)
$140.3

In connection with our purchase of Atrenne, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value. Annual amortization of intangible assets has increased by approximately $6 as a result of the Atrenne acquisition.

In November 2018, we completed the acquisition of U.S.-based Impakt Holdings, LLC (Impakt), a highly-specialized, vertically integrated company providing manufacturing solutions for leading OEMs in the display and semiconductor industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. The purchase price for Impakt was $325.4, net of cash acquired, and was financed with borrowings under our current credit facility. The purchase price is subject to a net working capital adjustment, which has not yet been finalized. The goodwill from the acquisition (attributable to our ATS segment), arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations, and is not tax deductible.

Details of our preliminary purchase price allocation for the Impakt acquisition are as follows:

Impakt
Current assets, net of $5.9 of cash acquired ......................................................................................................	$46.3
Property, plant and equipment and other long-term assets ...............................................................................	20.6
Customer intangible assets and computer software assets ...............................................................................	219.3
Goodwill ............................................................................................................................................................	116.9
Current liabilities ..............................................................................................................................................	(25.9)
Deferred income taxes.......................................................................................................................................	(51.8)
$325.4

In 1H 2019, we updated the fair value assessment for certain Impakt assets and liabilities, resulting in a net $5.7 increase to goodwill as of the acquisition date, which is reflected in the preliminary purchase price allocation above. Our annual amortization of intangible assets has increased by approximately $15 as a result of the Impakt acquisition.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our purchases of Atrenne and Impakt. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy were used in the valuation of the above-mentioned assets.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

We incur consulting, transaction and integration costs relating to potential and completed acquisitions, including with respect to Atrenne and Impakt, and in 2019, charges related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition (collectively, Acquisition Costs). During Q2 2019 and 1H 2019, we recorded Acquisition Costs of $1.8 and $3.1, respectively (Q2 2018 and 1H 2018 — $2.2 and $3.9, respectively), in other charges in our consolidated statement of operations.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing program (SFP):
We have an agreement to sell up to $250.0 in A/R on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. We also participate in a customer's SFP, pursuant to which we sell A/R from such customer to a third-party bank on an uncommitted basis. At June 30, 2019, $136.6 of accounts receivable were sold under our A/R sales program (December 31, 2018 — $130.0) and we sold $11.5 of A/R under the SFP (December 31, 2018 — $50.0).
Contract assets:
At June 30, 2019, our A/R balance included $233.1 of contract assets (December 31, 2018 — $267.8) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).
6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $1.5 and $6.2 for Q2 2019 and 1H 2019, respectively, as a result of an increase in our overall aged inventory levels, related primarily to our ATS segment customers. During Q2 2018 and 1H 2018, we recorded net inventory provisions of $8.1 and $9.1, respectively, as a result of an increase in our overall aged inventory levels, approximately three-quarters of which related to our CCS segment customers. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of June 30, 2019 (primarily covering our aged inventory) totaled $138.6 (December 31, 2018 — $57.9), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.    ASSETS CLASSIFIED AS HELD FOR SALE

At June 30, 2019, we had $12.9 (December 31, 2018 — $27.4) of assets classified as held for sale, consisting of land and buildings in Europe. The decrease resulted from the sale of our Toronto real property in March 2019. See note 11(b) for details of such sale.

8.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans to our employees, including defined benefit pension plans for our employees in the United Kingdom (U.K.). The U.K. defined benefit pension plans are comprised of a Main pension plan (our largest defined benefit pension plan) and a Supplementary pension plan (which has no active members), both of which are closed to new members.

In June 2018, the Trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The cost of the annuity was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 for Q2 2018 and 1H 2018, which we recorded in other comprehensive income (OCI) and simultaneously re-classified to deficit.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

9.             CREDIT FACILITIES AND LONG-TERM DEBT

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) with Bank of America, N.A. as Administrative Agent, and the other lenders party thereto, which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), maturing in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

As of June 30, 2019, an aggregate of $595.3 was outstanding under the Term Loans (December 31, 2018 — $598.3), and other than ordinary course letters of credit (described below), $53.0 was outstanding under the Revolver (December 31, 2018 — $159.0).

During Q1 2019, we borrowed $48.0 under the Revolver primarily to fund share repurchases (see note 10). During Q1 2019, we repaid $110.0 of the outstanding amounts under the Revolver using the proceeds from the sale of our Toronto real property (see note 11(b)). During Q2 2019, we repaid an additional $44.0 under the Revolver. For Q2 2019 and 1H 2019, we also made aggregate scheduled quarterly principal repayments of $1.5 and $3.0, respectively, under the Term Loans (Q2 2018 and 1H 2018 — principal repayments of $6.25 and $12.5, respectively, under a prior term loan). During Q2 2018, we borrowed a total of $163.0 under a prior revolver, primarily to fund our Atrenne acquisition and for working capital requirements. We repaid the then-outstanding amounts under such prior revolver ($163.0) and our prior term loan ($175.0) in June 2018 using proceeds from the Initial Term Loan. Our prior credit facility was terminated upon such repayments.

At June 30, 2019, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2018 — in compliance).

The following table sets forth our borrowings under the Credit Facility, and our lease obligations, at the dates shown:

	December 31 2018	June 30 2019
Borrowings under the Revolver (1)	$159.0	$53.0
Borrowings under the Term Loans (1)	598.3	595.3
Total borrowings under Credit Facility	757.3	648.3
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.8)	(10.2)
Lease obligations (including lease obligations under IFRS 16 (note 2))	10.4	131.3
	$757.9	$769.4
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$107.7	$89.9
Long-term portion of borrowings under Credit Facility and lease obligations	650.2	679.5
	$757.9	$769.4
(1) Debt issuance costs incurred in connection with our Revolver totaling $3.8 ($nil and $0.7, respectively, for Q2 2019 and 1H 2019) were deferred as other assets on our consolidated balance sheets and are amortized over its term. Debt issuance costs incurred in connection with our Term Loans totaling $11.5 ($0.3 and $1.2, respectively, for Q2 2019 and 1H 2019) were deferred as long-term debt on our consolidated balance sheets and are amortized over their term using the effective interest rate method.

At June 30, 2019, we had $22.2 outstanding in letters of credit under the Revolver (December 31, 2018 — $21.3). At June 30, 2019, we also had $14.7 (December 31, 2018 — $14.4) of outstanding letters of credit and surety bonds issued outside of the Revolver.

Finance costs consist of interest expense and fees paid related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our AR sales program, the SFP, and commencing in Q1 2019, interest expense on our

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

ROU lease obligations under IFRS 16. We paid finance costs of $12.0 and $23.5 in Q2 2019 and 1H 2019, respectively (Q2 2018 and 1H 2018 — $12.2 and $15.4, respectively).

At June 30, 2019, we also had a total of $132.8 (December 31, 2018 — $132.8) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2019 or December 31, 2018.

10.             CAPITAL STOCK

Share repurchase plans:
In December 2018, the TSX accepted our notice to launch a new normal course issuer bid (NCIB), which allows us to repurchase, at our discretion, until the earlier of December 17, 2019 or the completion of the purchases thereunder, up to approximately 9.5 million subordinate voting shares in the open market, or as otherwise permitted (2018/2019 NCIB). In November 2017, we launched an NCIB (2017/2018 NCIB) which was completed in November 2018, that allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market, or as otherwise permitted. During Q2 2019 and 1H 2019, we paid $22.8 and $67.3, respectively (including transaction fees) to repurchase and cancel 3.2 million and 8.3 million subordinate voting shares, respectively, at a weighted average price of $7.15 and $8.15 per share, respectively, under the 2018/2019 NCIB. During Q2 2018 and 1H 2018, we paid $3.2 and $38.3, respectively (including transaction fees), to repurchase and cancel 0.3 million and 3.6 million subordinate voting shares, respectively, at a weighted average price of $12.28 and $10.75 per share, respectively, under the 2017/2018 NCIB. As of June 30, 2019, up to 1.2 million subordinate voting shares remain available for repurchase under the 2018/2019 NCIB for either cancellation, or for stock-based compensation purposes.
Stock-based compensation:

During Q2 2019 and 1H 2019, we did not purchase subordinate voting shares in the open market to satisfy delivery requirements under our stock-based compensation plans. During Q2 2018 and 1H 2018, we paid $5.3 and $9.6, including transaction fees, respectively, for a broker to purchase 0.4 million and 0.8 million subordinate voting shares, respectively, for this purpose. At June 30, 2019, the broker held 0.6 million subordinate voting shares with a value of $6.5 (December 31, 2018 — 1.9 million subordinate voting shares with a value of $20.2), which we report as treasury stock on our consolidated balance sheet.

During Q2 2019 and 1H 2019, we granted 0.2 million and 2.7 million restricted share units (RSUs), respectively (Q2 2018 and 1H 2018 — 0.1 million and 1.8 million RSUs, respectively), the majority of which vest one-third per year over a three-year period. During Q2 2019 and 1H 2019, we granted 0.03 million and 2.1 million performance share units (PSUs), respectively (Q2 2018 and 1H 2018 — 0.1 million and 1.6 million PSUs, respectively), representing 100% of target. The number of PSUs granted in 2019 and 2018 that will actually vest will vary from 0 to 200% of the target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the 3-year vesting period. The weighted average grant date fair value of RSUs granted in Q2 2019 and 1H 2019 was $6.76 and $7.97 per unit, respectively (Q2 2018 and 1H 2018 — $11.95 and $10.58 per unit, respectively). The weighted average grant date fair value of PSUs granted in Q2 2019 and 1H 2019 was $6.86 and $8.16 per unit, respectively (Q2 2018 and 1H 2018 — $11.98 and $11.13 per unit, respectively).

For Q2 2019 and 1H 2019, we recorded aggregate employee stock-based compensation expense (excluding deferred share unit (DSU) expense) through cost of sales and SG&A of $8.2 and $20.0, respectively (Q2 2018 and 1H 2018 — $7.2 and $17.6, respectively), and DSU expense (through SG&A) of $0.6 and $1.2, respectively (Q2 2018 and 1H 2018 — $0.5 and $1.0, respectively).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

11.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2018	2019	2018	2019
Restructuring (a)	$8.8	$9.0	$15.7	$16.1
Transition Costs (Recoveries) (b)	3.5	0.6	5.2	(98.2)
Accelerated amortization of unamortized deferred financing costs*	1.2	—	1.2	—
Acquisition costs and other (c)	2.3	0.9	4.2	1.1
	$15.8	$10.5	$26.3	$(81.0)
* Recorded in connection with the extinguishment of our prior credit facility (see note 9).
(a)    Restructuring:
We are currently implementing restructuring actions under a cost efficiency initiative (CEI), including actions related to our previously-disclosed CCS segment portfolio review (CCS Review) and our capital equipment business. See note 16(a) of our 2018 AFS for further detail. We recorded cash restructuring charges of $5.9 and $12.3 for Q2 2019 and 1H 2019, respectively, primarily for employee termination costs in Q2 2019, and employee and lease termination costs in 1H 2019, and non-cash restructuring charges of $3.1 and $3.8, respectively, to write off certain equipment related to our capital equipment business, as well as disengaged programs in connection with our CCS Review. We recorded cash restructuring charges of $8.9 for Q2 2018, primarily for consultant costs and employee termination costs, offset in part by a non-cash recovery of $0.1, representing gains on the sale of surplus equipment. We recorded cash restructuring charges of $15.5 for 1H 2018, primarily for consultant costs and employee termination costs, and non-cash restructuring charges of $0.2, representing losses on the sale of surplus equipment.

As of June 30, 2019, our restructuring provision was $7.5 (December 31, 2018 — $10.3), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):
Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (described below). Transition Costs consist of direct relocation costs, duplicate rent expense, utility costs, depreciation charges, and personnel costs incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the $102.0 gain we recorded on the sale of our Toronto real property in Q1 2019 (Property Gain).
In July 2015, we entered into an agreement to sell our Toronto real property, which included the site of our corporate headquarters and our Toronto manufacturing operations. Upon execution of such agreement, we received a cash deposit of $11.2. In September 2018, the agreement was assigned to a new purchaser. On March 7, 2019, we completed the sale of the real property and received total additional proceeds of $113.0, including a high density bonus and an early vacancy incentive related to the temporary relocation of our corporate headquarters, and recorded the Property Gain in other charges (recoveries).
In connection with the then-anticipated sale, we entered into a long-term lease in November 2017 for the relocation of our Toronto manufacturing operations, which was completed in February 2019. As part of the property sale, we also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters (see note 14), to be built by such purchaser on the site of our former location. In connection therewith, we completed the temporary relocation of our corporate headquarters in Q2 2019 (pursuant to a 3-year lease executed in September 2018) while our new corporate headquarters is under construction. In connection with such relocations, we capitalized building improvements and equipment costs related to our new manufacturing site (nil and $1.2 in Q2 2019 and 1H 2019, respectively; $17 from commencement in the fourth quarter of 2017 through completion), and our temporary corporate headquarters ($0.6 and $5.0 in Q2 2019 and 1H 2019, respectively; nil prior to 2019), and have incurred Transition Costs ($0.6 and $3.8 in Q2 2019 and 1H 2019, respectively; $3.5 and $5.2 in Q2 2018 and 1H 2018, respectively; and $18.6 since commencement) which we recorded in other charges.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(c)    Acquisition costs and other:
During Q2 2019 and 1H 2019, we recorded $1.8 and $3.1, respectively, in Acquisition Costs (Q2 2018 and 1H 2018 — $2.2 and $3.9, respectively) (see note 4). Acquisition Costs in Q2 2019 and 1H 2019 included charges of $1.6 and $2.2, respectively, related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition. Acquisition Costs in Q2 2019 and1H 2019 were offset in part by legal recoveries (for prior period freight charges) in connection with the settlement of class action lawsuits in which we were a plaintiff.
12.         INCOME TAXES

Our effective income tax rate can vary significantly period-to-period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
No net tax impact was recorded on the Property Gain, as such gain was offset by the utilization of previously unrecognized tax losses.

During Q2 2019, our net income taxes were favorably impacted by a $1.3 reversal of previously recorded tax liabilities resulting from the favorable conclusion of a liquidation audit in Asia, as well as $3.3 in certain previously-recorded tax uncertainties becoming statute-barred. These income tax benefits were offset in part by additional taxes due to adverse taxable foreign exchange impacts arising from the weakening of the Chinese renminbi relative to the U.S. dollar (our functional currency).

During Q2 2018 and 1H 2018, our net income taxes were favorably impacted by the recognition of $3.7 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Atrenne acquisition (which partially offset the net deferred tax liabilities that arose in connection with such acquisition), as well as the reversal of $6.0 of previously-accrued Mexican income taxes to reflect the terms of an approved bi-lateral advance pricing arrangement. These income tax benefits were offset in part by additional taxes due to an increased proportion of profits earned in taxable jurisdictions, and with respect to Q2 2018, adverse taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit, Chinese renminbi and Thai baht relative to the U.S. dollar.

13.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Our major currency exposures at June 30, 2019 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2019.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Romanian Leu	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$4.4	$0.4	$15.1	$2.2	$26.8
Accounts receivable	1.6	0.5	52.6	0.8	17.8
Income taxes and value-added taxes receivable	17.5	0.7	1.4	1.7	15.4
Other financial assets	—	1.0	1.7	0.4	0.6
Pension and non-pension post-employment liabilities	(68.9)	(0.1)	(0.5)	(14.4)	(0.6)
Income taxes and value-added taxes payable	(1.8)	—	(0.4)	(1.9)	—
Accounts payable and certain accrued and other liabilities and provisions	(51.3)	(10.7)	(44.5)	(35.4)	(23.1)
Net financial assets (liabilities)	$(98.5)	$(8.2)	$25.4	$(46.6)	$36.9

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At June 30, 2019, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$209.5	$0.76	12	$3.1
Thai baht	92.0	0.03	12	3.1
Malaysian ringgit	52.4	0.24	12	(0.1)
Mexican peso	22.2	0.05	12	0.6
British pound	1.8	1.29	4	(0.1)
Chinese renminbi	75.4	0.15	12	(0.3)
Euro	36.3	1.14	12	(0.3)
Romanian leu	34.1	0.24	12	—
Singapore dollar	25.6	0.74	12	0.1
Other	5.7		4	(0.1)
Total	$555.0			$6.0

At June 30, 2019, the fair value of our outstanding contracts was a net unrealized gain of $6.0 (December 31, 2018 — net unrealized loss of $14.2), resulting from fluctuations in foreign exchange rates between the contract execution and period-end date.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Term Loans, we entered into 5-year agreements with a syndicate of third-party banks in August and December 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $350.0 of the total borrowings under the Term Loans. See note 21 of our 2018 AFS for further detail regarding our interest rate swap agreements. Our unhedged borrowings under the Credit Facility at June 30, 2019 were $298.3 (comprised of an aggregate of $245.3 in unhedged borrowings under the Term Loans and $53.0 outstanding under the Revolver).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At June 30, 2019, the fair value of our interest rate swap agreements was a net unrealized loss of $13.3 (December 31, 2018 — net unrealized loss of $4.4) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swaps is recorded in accumulated OCI. The realized portion of the hedge gain or loss of the swaps is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.
14.          COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain amounts of research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments remain under appeal and there have been no changes in the status of this matter during Q2 2019. See note 24 to the 2018 AFS for further details.

In March 2019, as part of the Toronto property sale (see note 11(b), we entered into a 10-year lease for our new corporate headquarters, to be built by the purchaser of the property on the site of our former location. The commencement date of the lease will be determined by such purchaser, and is currently targeted to be May 2022. Upon such commencement, our estimated annual basic rent will be approximately $2.5 million Canadian dollars for each of the first five years, and approximately $2.7 million Canadian dollars for each of the remaining five years. We may, at our option, extend the lease for two further consecutive five year periods.

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